UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the year ended December 31, 2004	Commission file number 0-25042

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Young Broadcasting Inc. Union 401(k) Plan

(Full title of the plan)

YOUNG BROADCASTING INC.

(Name of issuer of the securities held pursuant to the plan)

599 Lexington Avenue

New York, New York 10022

(Address of principal executive offices)

Young Broadcasting Inc. Union 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

Young Broadcasting Inc. Union 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Young Broadcasting Inc. Union 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended, December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 24, 2005

Young Broadcasting Inc. Union 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
PIMCO Total Return	$973,031	$1,109,777
Janus Worldwide	—	570,801
AIM Large Cap Growth–Investor	662,099	567,547
Invesco Dynamics	—	82,599
Invesco Conservative Asset Allocation Trust	—	220,519
Invesco Moderate Asset Allocation Trust	—	308,565
Invesco Aggressive Asset Allocation Trust	—	294,766
Invesco 500 Index Trust	1,565,625	1,650,540
Invesco Stable Value Trust	2,251,990	1,956,687
AIM Aggressive Growth	—	366,680
AIM Charter	361,723	312,962
AIM Capital Development	580,701	—
AIM Balanced	907,136	817,444
T Rowe Price Retirement Income	212,061	—
T Rowe Price Retirement 2010	331,989	—
T Rowe Price Retirement 2020	305,436	—
Putnam International Growth	—	527,293
American Century Income and Growth	672,731	423,228
American Funds EuroPacific	749,866	—
Oppenheimer Global	924,118	—
Young Broadcasting Inc. Common Stock	96,307	176,643
Participant loans	262,008	307,759
	10,856,821	9,693,810
Employee contributions receivable	59,724	56,184
Net assets available for benefits	$10,916,545	$9,749,994

See accompanying notes.

Young Broadcasting Inc. Union 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31 2004

Additions
Additions to net assets attributable to:
Employee contributions	$1,022,340
Total contributions	1,022,340

Investments income:
Interest and dividend income	245,446
Net investment income	245,446
Total additions	1,267,786

Deductions
Deductions from net assets attributed to:
Benefits paid directly to participants	(580,340)
Administrative expenses	(18,349)
Total deductions	(598,689)

Net appreciation in fair value of investments	497,454
Net increase	1,166,551
Net assets available for benefits at beginning of year	9,749,994
Net assets available for benefits at end of year	$10,916,545

See accompanying notes.

Young Broadcasting Inc. Union 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The Young Broadcasting Inc. Union 401(k) Plan (the “Plan”) is a defined contribution plan which provides retirement benefits for all eligible employees, as defined, who are subject to collective bargaining agreements of KRON-TV, an independent television station owned by Young Broadcasting Inc. (the “Company”). The Company is the Plan’s administrator and sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan participants may make pre-tax contributions from their salaries of up to 15% of eligible compensation subject to a limitation. Participant pre-tax contributions are subject to the limitations of Internal Revenue Code (the “Code”) Section 402(g) of $13,000 and $12,000 for the years 2004 and 2003, respectively.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Plan provided the Company the option to make annual contributions to the Plan for certain participants in the form of cash or employer securities or a combination thereof. The employer matching contribution was equal to 50% of the participant’s pre-tax contribution up to 6% of a participant’s compensation.  The Company has not made matching contribution since May 2002 because all employees eligible to receive matching contribution were terminated.

Participants’ vested account balances are payable on retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of disability, death or termination of employment.

The Plan includes a loan provision whereby active Plan participants may generally borrow up to a maximum of 50% of their vested account balance, not to exceed $50,000. Amounts borrowed must be repaid with interest through regular payroll deductions over a period not to exceed five years for periodic loans and thirty years for loans used to purchase a primary residence. Interest rates are stated at prime plus 1%. The interest rates on outstanding loans at December 31, 2004 range from 5% to 11.5%.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Effective December 1, 2004, certain investment options were changed as follows:

Old Fund	New Fund
Invesco Dynamics Fund AIM Aggressive Growth Fund	Aim Capital Development Fund
Putnam International Growth	American Funds EuroPacific Fund
Janus Worldwide Fund	Oppenheimer Global Fund
Invesco Conservative Asset Allocation Trust	T. Rowe Price Retirement Income Fund
Invesco Moderate Asset Allocation Trust	T. Rowe Price Retirement 2010 Fund
Invesco Aggressive Asset Allocation Trust	T. Rowe Price Retirement 2020 Fund

Any investments and remaining contribution elections in the seven old funds listed above were transferred to the corresponding new fund as of December 1, 2004.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained and the financial statements are prepared on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities for which market quotes are readily available are valued at market value which is determined by using the last reported sales price or, if no sales are reported and in the case of certain securities traded over-the-counter, the mean between the last reported bid and asked prices. All other securities and assets, including any restricted securities, are valued at fair value. Gain or loss on sale of investments and the change in the fair value of investments are reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Loans are valued at their outstanding principal balances, which approximate fair value.

3. Investments

The Plan offers participants a directed investment program whereby each investment opportunity offers the participant a different investment strategy. Contributions received may be invested in specified funds. The Plan also permits participants to invest in the Company’s common stock. INVESCO Retirement, Inc., the Plan Trustee, limits participants’ investments in the Company’s common stock to a maximum of 10% of their total contributions.

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2004	2003

PIMCO Total Return	$973,031	$1,109,777
Janus Worldwide	—	570,801
AIM Large Cap Growth- Investor	662,099	567,547
Invesco 500 Index Trust	1,565,625	1,650,540
Invesco Stable Value Trust	2,251,990	1,956,687
AIM Capital Development	580,701	—
AIM Balanced	907,136	817,444
Putnam International Growth	—	527,293
American Century Income and Growth	672,731		*
American Funds EuroPacific	749,866	—
Oppenheimer Global	924,118	—

* Investment was less than 5% of the Plan’s net assets available for benefits.

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments 2004

Mutual funds	$574,085
Young Broadcasting Inc. Common Stock	(76,631)
$497,454

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter, or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Administrative Expenses

Legal and accounting fees, insurance expenses and certain administrative expenses relating to the maintenance of Plan records were paid by the Company for the 2004 and 2003 Plan years. Other administrative expenses were paid by the Plan.

Supplemental Schedule

EIN: #13-3339681

Plan: #002

Young Broadcasting Inc. Union 401(k) Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Party Involved and Description of Assets	Current Value

PIMCO Total Return	$973,031
AIM Large Cap Growth–Investor	662,099
Invesco 500 Index Trust*	1,565,625
Invesco Stable Value Trust*	2,251,990
AIM Charter	361,723
AIM Capital Development	580,701
AIM Balanced	907,136
T Rowe Price Retirement Income	212,061
T Rowe Price Retirement 2010	331,989
T Rowe Price Retirement 2020	305,436
American Century Income and Growth	672,731
American Funds EuroPacific	749,866
Oppenheimer Global	924,118
Young Broadcasting Inc. Common Stock*	96,307
10,594,813
Participant Loans—interest rates ranging from 5.00% to 11.50%, loans maturing through 2033	262,008
$10,856,821

*Indicates party-in-interest to the Plan.

The “Cost” column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:  June 29, 2005

YOUNG BROADCASTING INC. UNION 401(k) PLAN

By:	/s/ James A. Morgan
James A. Morgan
Plan Administrator